UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2024

Commission File Number: 001-15276

Itaú Unibanco Holding S.A.

(Exact name of registrant as specified in its charter)

Itaú Unibanco Holding S.A.

(Translation of Registrant’s Name into English)

Praça Alfredo Egydio de Souza Aranha, 100-Torre Conceicao

CEP 04344-902 São Paulo, SP, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82–

EXHIBIT INDEX

99.1	ITAÚ UNIBANCO - General Stockholders’ Meeting Manual - Annual General Stockholders’ Meeting and Extraordinary General Stockholders’ Meeting

This Form 6-K/A (this "Amendment") supplements Form 6-K originally furnished to the Securities and Exchange Commission on March 25, 2024 under access number itub20240322 (the "Original Form 6-K").

We are hereby filing the Form 6-K/A to replace pages 12 and 13 of the Attachment I (item 5 and 6), and page 50 of the Attachment III (item 7.3 and 7.4). This Amendment does not affect our purpose to Annual General Stockholders’ Meeting and Extraordinary General Stockholders’ Meeting to be held on April 23, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2024.

Itaú Unibanco Holding S.A.

By:	/s/ Renato Lulia Jacob
Name:	Renato Lulia Jacob
Title:	Group Head of Investor Relations and Market Intelligence

By:	/s/ Alexsandro Broedel
Name:	Alexsandro Broedel
Title:	Chief Financial Officer